Exhibit 99.2

NICE Accelerates Self-Service Success with the Launch of Innovative AI-Powered
Capabilities in its CXone Spring 2022 Release

Further expanding on the CXi platform, the new CXone capabilities proactively guide digital conversations that prevent self-service abandonment and expand support for bring-your-own chatbots to boost CSAT

Hoboken, N.J., March 3, 2022 – NICE (Nasdaq: NICE) today announced the Spring 2022 release of CXone, which adds innovative new capabilities that accelerate self-service success. Further expanding on NICE’s CXi platform and its focus on the end-to-end digital customer journey, the new capabilities proactively anticipate points of friction on the web and across mobile journeys and simplify them to drive more positive CX and conversion and deepen loyalty. Expanded integration with additional bots and assistants for both voice and chat, from industry-leading bot frameworks, make data easily accessible for agents when needed while increasing the ability of businesses to deliver support across the globe.

Paul Jarman, CEO, NICE CXone, commented, “In today’s age of instant gratification, customers expect speed and efficiency while expending minimal effort on receiving service. Dispelling friction and guiding customers in the moments when they need support is key to making experiences flow and building relationships that last. With the Spring 2022 release, CXone brings innovative capabilities that transform self-service into a more proactive experience that benefits both customers and agents, boosting brand loyalty.”

The CXone Spring 2022 release drives:

•	Faster online resolution with guided web and mobile journeys:

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CXone Guide proactively provides contextual guidance without human assistance for accelerated self-service success. The solution makes it easier for customers to complete tasks, like online application forms, without human assistance by providing snippets of information when needed. Anticipating friction points, CXone Guide shares contextual ‘nudges’ via pop-ups with timely and relevant data on the page to help when customers struggle. This boosts online conversions and resolutions and accelerates e-commerce while reducing support costs. CXone Guide is integrated with CXone Expert’s advanced knowledge management capabilities as well as with web chat, enabling customers to engage further through self-service or directly with live agents.

o	Mobile developers can now easily integrate CXone messaging features in their native application with Mobile SDKs for iOS and Android.

•	Frictionless experiences that boost CSAT with new composable AI and self-service:

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Weaving in a slew of new bot frameworks into its fabric, NICE CXone now enables bring-your-own self-service bots for digital chat and voice such as Microsoft Azure, Amazon Lex and IBM Watson for easy low code/no-code integration. CXone also integrates with Google Agent Assist on voice and chat channels, driving relevant content and data to agents handling omnichannel interactions at the right time within the unified agent. NICE also adds support for additional digital channels such as Apple Business Chat as well as 100+ languages for IVR and voice-enabled chatbots to help businesses serve global audiences. Together, these new capabilities boost CSAT, drive up containment and reduce cost to serve.

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CXone Bot Builder, which allows businesses to build their own bots with a simple drag and drop, is now enhanced with advanced learning insights that enable smarter self-service. The ability to train bots personalizes engagements and improves recognition, such as synonyms, industry terms, formats and more. Public testing makes it easy to pilot bots with real users, thus boosting bot performance and operational efficiency for the business.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.